Exhibit 99.7

PURCHASE AGREEMENT

Purchase Agreement, dated December 17, 2024 (the "Purchase Agreement"), between Endeavor Operating Company, LLC (the "Purchaser") and Goldman Sachs & Co. LLC (the "Broker").

WHEREAS, Purchaser desires to appoint Broker to purchase on behalf of Purchaser shares of Class A common stock, $0.00001 par value (the "Stock"), of TKO Group Holdings, Inc. (the "Issuer"), which trades on NYSE under the symbol TKO; and

WHEREAS, the parties intend that the purchases of Stock made pursuant to this Purchase Agreement shall comply with the requirements of Rule 10b5-1(c)(1)(i) and, to the extent applicable, Rule 10b-18 under the Securities Exchange Act of 1934 ("Exchange Act"), and that this Purchase Agreement shall be interpreted to comply with the requirements of those rules.

NOW THEREFORE, the Purchaser and Broker hereby agree as follows:

1.   Broker shall effect one or more purchases (each a "Purchase") of shares of Stock as set forth on Annex A. The share amounts and per share prices in Annex A shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock that occurs during the period this Purchase Agreement remains in effect. Broker's sole compensation for services rendered under this Purchase Agreement shall be a commission of $0.02 per share of Stock purchased.

2.   This Purchase Agreement shall become effective when entered into by the parties hereto, with the first purchase date specified in Annex A and shall terminate on the earliest of: (i) the date an aggregate purchase amount of $900 million of shares of Stock (exclusive of commissions) have been purchased pursuant to this Purchase Agreement; (ii) the date that any person publicly announces a tender or exchange offer with respect to the Stock; (iii) the date of public announcement of a merger, acquisition, reorganization, recapitalization or

comparable transaction affecting the securities of the Issuer as a result of which the Stock is to be exchanged or converted into other securities or property; (iv) the date on which Broker receives notice of the intended or actual commencement of any proceedings in respect of or triggered by Purchaser's bankruptcy, insolvency or similar proceeding; (v) the date on which any event of termination described herein shall occur; (vi) promptly after the receipt of written notice of termination signed by a senior officer of Purchaser and confirmed by telephone, it being understood that any such termination shall not cause Purchases previously effected pursuant to this Purchase Agreement to fail to be entitled to the benefits of Rule 10b5-1(c) (any such termination notice shall not indicate the reasons for the termination or contain any material non-public information); or (vii) 4:30 p.m. New York time on March 31, 2025, the date on which the designated period ends.

3.   Broker may make purchases pursuant to this Purchase Agreement in the open market or through privately negotiated transactions. Broker agrees to comply with the manner of purchase requirements of paragraphs (b)(2), (b)(3) and (b)(4) of Rule 10b-18 under the Exchange Act in effecting any Purchase of Stock in the open market pursuant to this Purchase Agreement.   Purchaser agrees not to take any action that would cause any Purchase in the open market not to comply with Rule 10b-18, nor to attempt to influence when or whether purchases are made by Broker under this Purchase Agreement.

4.   Purchaser represents, warrants and covenants that:

(i)   this Purchase Agreement has been duly authorized, executed and delivered by the Company;

(ii)   Purchaser is currently, and in the past has been, in compliance with its reporting obligations, if any, including under Sections 13(d) and (g) and 16 of the Exchange Act, with respect to the Stock, and, subject to Broker providing pursuant to paragraph 6 the requisite information to Purchaser in order for Purchaser to be able to prepare the necessary filings to satisfy such reporting obligations Purchaser shall comply with such reporting requirements, if any, applicable to the Purchases contemplated hereunder;

(iii)   As of the date hereof, Purchaser is not aware of material nonpublic information concerning Purchaser or the Stock, is entering into this Purchase Agreement in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and will act in good faith with respect to this Purchase Agreement;

(iv)   None of Purchaser, the Issuer or any affiliated purchaser (as defined in Rule 10b-18) of the Issuer (A) will, during the period this Purchase Agreement is in effect, effect any Rule 10b-18 purchase (as defined in Rule 10b-18) through any broker or dealer other than Broker or (B) has, prior to the execution of this Purchase Agreement, executed any Rule 10b-18 purchase under the "one block per week" exemption in Rule 10b-18(b)(4) that may impact the availability of that exemption or the calculation of ADTV (as defined in Rule 10b-18) for any Purchases pursuant to this Purchase Agreement;

(v)   Purchases of Stock pursuant to this Purchase Agreement are not prohibited or restricted by any legal, regulatory or contractual restriction or undertaking binding on the Purchaser;

(vi)   Purchaser is not a director or officer (as defined in Rule 16a-1(f)) of the Issuer;

(vii)   Purchaser represents that it has no outstanding contract, instruction or plan (other than this Purchase Agreement) that would qualify for the affirmative defense under Rule 10b5-1(c) for the purchases or sales of the Issuer's securities (a "Separate Plan"), and Seller agrees that it will not adopt or enter into any Separate Plan prior to the termination of this Sales Plan, in each case except as may be permitted under Rule 10b5-1(c)(1)(ii)(D);

(viii)   Purchaser shall immediately notify Broker if any of the statements contained in paragraphs 4(ii), 4(iv), 4(v), 4(vi) or 4(vii) above become inaccurate prior to the termination of this Purchase Agreement; and

(ix)   Purchaser is either (a) a company incorporated in or organized under the laws of the United States or any state of the United States or (b) a company which has its principal place of business in the United States.

5.   Payment for Stock purchased under this Purchase Agreement shall be made in accordance with normal settlement procedures. Broker shall establish a Purchase account for Purchaser into which purchased shares of Stock will be deposited against payment to Broker of the purchase price and Broker's compensation. These shares of Stock will be placed into transfer on a weekly basis. Purchaser agrees that the obligation of Broker to make Purchases on any day on which Purchases are to occur pursuant to this Purchase Agreement is conditioned upon Purchaser maintaining compliance with normal settlement procedures. Any failure by Purchaser to maintain such compliance, as reasonably determined by Broker, shall be deemed an event of termination, and no further Purchases shall thereafter be made pursuant to this Purchase Agreement.

6.   Broker shall provide Purchaser with written confirmation of purchases executed on behalf of Purchaser on a daily basis (showing the date of the transactions, the number of shares purchased, the price paid, Broker's compensation for the purchases, and settlement dates), as well as other market data or account reports that Purchaser may reasonably request to comply with its reporting requirements or otherwise. Unless otherwise directed by Purchaser, such confirmation shall be delivered to Jason Lublin [***], Rob Hilton [***] and Chris Kochan [***], with a copy to Geoff Oltmans [***], Frank Walters [***], and John Suo [***].

7.   Purchaser understands that Broker may not be able to effect a Purchase due to a market disruption or a legal or regulatory restriction or a restriction under the terms of any contract applicable to Broker (including any restriction, whether pursuant to a contract, internal policy or otherwise, applicable to Broker when it is involved in a distribution of Stock on behalf of Purchaser or another party) (a "Blackout"). Purchaser also understands that even in the absence of a Blackout, Broker may be unable to effect Purchases consistent with ordinary principles of best execution due to insufficient volume of trading, failure of the Stock to reach

and sustain a limit order price, or other market factors in effect on the date of a Purchase set forth in Annex A ("Unfilled Purchases"). Any Unfilled Purchase shall be deemed to be cancelled and shall not be effected pursuant to this Purchase Agreement.

8.   All notifications to Broker under this Purchase Agreement shall be made in writing (signed by Purchaser) and confirmed by telephone as follows: (Attn: Corporate Repurchase Desk; c/o Vani Ranganath, Tel: [***] or Dan Flaherty, Tel: [***].

9.   Except as permitted under this Purchase Agreement, Purchaser agrees that it shall not, directly or indirectly, communicate any information relating either to the Stock, the Issuer or Purchaser to any employee of Broker or its affiliates who is involved, directly or indirectly, in executing this Purchase Agreement at any time while this Purchase Agreement is in effect. Purchaser shall be solely responsible for complying with all reporting or filing requirements, or with any laws not mentioned herein, that may apply to Purchases under this Purchase Agreement.

10.   Purchaser agrees that, in the absence of bad faith, gross negligence or willful misconduct Broker and its affiliates and their directors, officers, employees and agents (collectively, "Broker Persons") shall not have any liability whatsoever to the Purchaser for any action taken or omitted to be taken in connection with this Purchase Agreement or the making of any Purchase. Purchaser further agrees to hold each Broker Person free and harmless from any and all losses, damages, liabilities or expenses (including reasonable attorneys' fees and costs) incurred or sustained by such Broker Person in connection with or arising out of any suit, action or proceeding relating to this Purchase Agreement (each an "Action") and to reimburse each Broker Person for such Broker Person's expenses, as they are incurred, in connection with any Action, unless such loss, damage, liability or expense is determined in a non-appealable order of a court of competent jurisdiction to be attributable to such Broker Person's bad faith, gross negligence or willful misconduct. This paragraph 10 shall survive termination of this Purchase Agreement.

11.   This Purchase Agreement is not assignable or transferable, and constitutes the entire agreement between the parties, superseding any prior written or oral agreements or understandings with regard to this Purchase Agreement. This Purchase Agreement may be executed in one or more counterparts, each of which when so executed and delivered shall constitute a single, binding instrument.

12.   This Purchase Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflict of law principles that would result in the application of any law other than the laws of the State of New York and may be modified or amended only by a writing signed by the parties hereto and provided that any such modification or amendment shall only be permitted at a time when the Purchaser is otherwise permitted to effect Purchases under this Purchase Agreement and at a time when the Purchaser is not aware of material nonpublic information concerning the Purchaser or its securities. In the event of a modification or amendment to this Purchase Agreement that changes the amount, price, or timing of trades, no purchases shall be effected during the thirty days immediately following such modification or amendment (other than Purchases already provided for in this Purchase Agreement prior to modification or amendment).

13.   The Purchaser understands that Broker may use an automated execution algorithm to transmit orders in the Stock. When used for company or affiliated purchaser stock purchase programs, the algorithm generates purchase orders only at prices conforming to the timing, price and volume requirements of Rule 10b-18. If the last sale price reported in the consolidated system changes after the algorithm generates the purchase order, the algorithm will automatically send a cancel/correct order when the execution price on the original purchase order, if executed, would have exceeded the price of the intervening last sale. During the course of a trading day, due to rapid changes in market conditions, there may be insufficient time for the cancel/correct order to reach the market center or to be acted upon by such venue. In those instances, and in any other instance where the purchase would not comply with the provisions of Rule 10b-18, the algorithm will not book such executions to the Purchaser's account. Rather, any such executions will be automatically booked to a Broker error account for subsequent handling as an error trade.   The Purchaser agrees that this provision shall serve as notice that such

executions may occur and that, absent a specific request from the Purchaser to receive notice thereof, any such executions will be handled in the manner described above. Broker reserves the right to discontinue use of the algorithm at any time.

IN WITNESS WHEREOF, the undersigned have executed and delivered this Purchase Agreement as of the date first written above.

Endeavor Operating Company, LLC

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GOLDMAN SACHS & CO. LLC

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Name: Craig M Delizia

Title: Managing Director